Exhibit 99.1

Global-e Reports First Quarter 2023 Results

PETAH-TIKVA, Israel, May 22, 2023 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border eCommerce enablement, today reported financial results for the first quarter of 2023.

“The Global-e team is off to a great start for the year, with very strong performance across the board, many new merchants going live all around the globe, and many existing merchants expanding their business with us,” said Amir Schlachet, Founder and CEO of Global-e. “We are pleased with our continued execution towards our long-term goals and are as excited as ever with regards to the vast opportunity that lies ahead of us, as is evident from our updated annual forecast.”

Q1 2023 Financial Results

•	GMV[1] in the first quarter of 2023 was $703.9 million, an increase of 55% year over year

•	Revenue in the first quarter of 2023 was $117.6 million, an increase of 54% year over year, of which service fees revenue was $50.4 million and fulfillment services revenue was $67.3 million

•	Non-GAAP gross profit[2] in the first quarter of 2023 was $48.7 million, an increase of 63% year over year. GAAP gross profit in the first quarter of 2023 was $45.9 million

•	Non-GAAP gross margin[2] in the first quarter of 2023 was 41.4%, an increase of 230 basis points from 39.1% in the first quarter of 2022. GAAP gross margin in the first quarter of 2023 was 39.0%

•	Adjusted EBITDA[3] in the first quarter of 2023 was $14.5 million compared to $3.3 million in the first quarter of 2022

•	Net loss in the first quarter of 2023 was $43.1 million

Recent Business Highlights

•	Continued launching many more brands across geographies and verticals in which we operate, including:

o	Renowned brands such as Carbon 38, Doen, Psycho Bunny, Maui & Sons, Lulu’s, Jigsaw, Rebecca Minkoff and the merchandize store of the Mercedes AMG Petronas Formula 1 team

o	APAC-based brands such as Charles and Keith, Porcelain Skin, and By Invite Only in Singapore, Unreal Fur in Australia, Objcts.IO in Japan, and more

o	Celebrity- and social-first brands, such as Kylie Cosmetics by Kylie Jenner and Maison Francis Kurkdjian, part of the LVMH group

•	Added several additional brands from the LVMH group, including Kenzo, Repossi and Pucci

•
Expanded relationships with existing merchants who opened new markets during the quarter, including Disney Europe which added support for the UK, and Bulgari which turned on a batch of close to 30 additional markets

•	Continued accelerated growth of our US-outbound business with US outbound revenue up 100% in the first quarter of 2023

•	Strategic partnership with Shopify remains on track:

o	Work continues, together with Shopify, on adding new features to our native integration, including support for Shopify’s new Checkout Extensibility

o	On-going effort to migrate merchants from our legacy third-party integration onto the new native one

o
Continue to work in close collaboration with Shopify’s teams towards the roll out of Shopify Markets Pro, a fully integrated merchant of record solution intended for merchants looking to scale to new markets quickly and easily, currently in early access. General availability in the US expected this summer, to be followed by the UK later in the year

Q2 2023 and Full Year Outlook

Global-e is introducing second quarter guidance and is raising the full year guidance as follows:

	Q2 2023	FY 2023	Previous FY 2023
(in millions)
GMV (1)	$755 - $785	$3,400 - $3,550	$3,360 - $3,520
Revenue	$125 - $130	$562 - $590	$557 - $584
Adjusted EBITDA (2)	$15 - $18	$70 - $77	$66 - $74

Given the macro environment uncertainty, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Monday, May 22, 2023.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-704-4453
International Toll:	1-201-389-0920

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements or information regarding Global-e’s expectations, operations, strategy and Global-e’s projected revenue and other future financial and operational results or other characterizations of future events or circumstances, including any underlying assumptions. These forward-looking statements may be identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; costs related to being a public company; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; impacts from the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	March 31,
	2022	2023
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$165,033	$167,931
Short-term deposits	46,353	26,882
Accounts receivable, net	16,424	12,343
Prepaid expenses and other current assets	51,904	46,116
Marketable securities	16,813	16,946
Funds receivable, including cash in banks	78,125	62,155
Total current assets	374,652	332,373
Property and equipment, net	10,283	10,198
Operating lease right-of-use assets	19,718	19,506
Long term deposits	3,225	3,468
Deferred contract acquisition costs, noncurrent	1,825	1,927
Deferred tax assets	171	-
Other assets, noncurrent	3,739	3,353
Commercial agreement asset	282,963	284,398
Goodwill and other intangible assets	466,024	460,864
Total long-term assets	787,948	783,714
Total assets	$1,162,600	$1,116,087
Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$52,220	$34,011
Accrued expenses and other current liabilities	75,990	60,035
Funds payable to Customers	78,125	62,155
Short term operating lease liabilities	3,245	3,111
Total current liabilities	209,580	159,312
Long-term liabilities:
Deferred tax liabilities, net	6,558	4,477
Long term operating lease liabilities	16,579	16,217
Other long-term liabilities	1,762	1,554
Total liabilities	$234,479	$181,560
Commitments and contingencies
Shareholders’ equity:
Share capital and additional paid-in capital	1,253,093	1,302,502
Accumulated comprehensive income (loss)	(1,926)	(1,846)
Accumulated deficit	(323,046)	(366,129)
Total shareholders’ equity	928,121	934,527
Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$1,162,600	$1,116,087

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2022	2023
	(Unaudited)
Revenue	$76,322	$117,631
Cost of revenue	49,139	71,755
Gross profit	27,183	45,876

Operating expenses:
Research and development	17,687	22,896
Sales and marketing	49,639	51,848
General and administrative	11,540	13,139
Total operating expenses	78,866	87,883
Operating profit (loss)	(51,683)	(42,007)
Financial expenses, net	1,666	2,400
Loss before income taxes	(53,349)	(44,407)
Income taxes	237	(1,324)
Net earnings (loss) attributable to ordinary shareholders	$(53,586)	$(43,083)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.35)	(0.26)
Basic and diluted weighted average ordinary shares	154,368,734	162,631,027

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2022	2023
	(Unaudited)
Operating activities
Net profit (loss)	$(53,586)	$(43,083)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	264	427
Share-based compensation expense	7,929	9,712
Commercial agreement asset	36,749	38,153
Amortization of intangible assets	6,616	5,160
Short term deposit revaluation	-	(527)
Long term deposit revaluation	44	(146)
Unrealized loss (gain) on foreign currency	1,666	(584)
Accounts receivable	3,993	4,081
Prepaid expenses and other assets	(3,392)	5,838
Funds receivable	19,165	3,751
Long-term receivables	-	386
Funds payable to customers	(14,937)	(15,970)
Operating lease ROU assets	797	671
Deferred contract acquisition costs	(245)	(157)
Accounts payable	(436)	(18,209)
Accrued expenses and other liabilities	(9,043)	(16,164)
Deferred tax liabilities	-	(1,910)
Impairment of marketable securities	14	-
Operating lease liabilities	(857)	(956)
Net cash (used in) provided by operating activities	(5,259)	(29,527)
Investing activities
Investment in marketable securities	(7,198)	(450)
Proceeds from marketable securities	7,158	399
Investment in short-term investments and deposits	(31,298)	(9,252)
Proceeds from short-term investments	3,400	29,250
Investment in long-term deposits	-	(97)
Payments for business combinations, net of cash acquired	(215,611)	-
Purchases of property and equipment	(4,684)	(342)
Net cash (used in) provided by investing activities	(248,233)	19,508
Financing activities
Proceeds from exercise of warrants to ordinary shares	28	17
Proceeds from exercise of share options	102	92
Net cash provided by financing activities	130	109
Exchange rate differences on balances of cash, cash equivalents and restricted cash	(1,666)	584
Net increase (decrease) in cash, cash equivalents, and restricted cash	(255,028)	(9,326)
Cash and cash equivalents and restricted cash—beginning of period	458,899	211,522
Cash and cash equivalents and restricted cash—end of period	$203,871	$202,196

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended
	March 31,
	2022		2023
	(Unaudited)
Key performance metrics
Gross Merchandise Value	455,293		703,895
Adjusted EBITDA (a)	3,282		14,485

Revenue by Category
Service fees	31,947	42%	50,353	43%
Fulfillment services	44,375	58%	67,278	57%
Total revenue	$76,322	100%	$117,631	100%

Revenue by merchant outbound region
United States	27,920	37%	55,913	48%
United Kingdom	28,282	37%	37,732	32%
European Union	19,054	25%	21,076	18%
Israel	364	0%	225	0%
Other	702	1%	2,685	2%
Total revenue	$76,322	100%	$117,631	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2022	2023
	(Unaudited)
Gross profit	27,183	45,876

Amortization of acquired intangibles included in cost of revenue	2,677	2,796
Non-GAAP gross profit	29,860	48,672

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended
	March 31,
	2022	2023
	(Unaudited)
Operating profit (loss)	(51,683)	(42,007)
(1) Stock-based compensation:
Cost of revenue	36	113
Research and development	5,151	6,058
Selling and marketing	759	875
General and administrative	1,983	2,666
Total stock-based compensation	7,929	9,712

(2) Depreciation and amortization	264	427

(3) Commercial agreement asset amortization	36,749	38,153

(4) Amortization of acquired intangibles	6,616	5,160

(5) Merger related contingent consideration	2,960	3,040

(6) Acquisition related costs	446	-
Adjusted EBITDA	3,282	14,485